EXAR CORPORATION
                                January 11, 1996

To Our Stockholders:

     Your Board of Directors has adopted a Preferred Share Purchase Rights Plan ("The Plan") under which Exar Corporation ("EXAR") declared a dividend of one preferred share purchase right ("a Right") for each outstanding share of Common Stock, par value $.0001 per share, of EXAR.
We believe that the Plan will provide protection to the stockholders from many of the takeover abuses prevalent today. The terms of the Plan are set forth in a Rights Agreement dated December 15, 1995. A summary of the Rights
Agreement, which you may wish to
attach to your share certificate, is included with this letter.

     The Rights to be issued under the Plan contain provisions to protect stockholders in the event of an unsolicited attempt to acquire EXAR, including a gradual accumulation of shares in the open market, a partial or two-tier tender offer that does not treat all stockholders equally, a squeeze-out merger and other abusive takeover tactics which the Board believes are not in the best interests of stockholders. These tactics unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares. We consider the Rights to be the best available means of protecting both your right to retain your equity investment in EXAR and the full value of that investment, while not foreclosing a fair acquisition bid for EXAR.

     The Plan is not intended to prevent a takeover of EXAR and will not do so. However, it should deter any attempt to acquire EXAR in a manner or on terms not approved by the Board and, in some cases, by the stockholders. The Plan is designed to deal with the very serious problem of another person or company using abusive tactics to deprive EXAR's Board and stockholders of any real opportunity to determine the destiny of EXAR.

     The Rights will trade automatically with shares of EXAR's Common Stock and are not exercisable except as provided in the Rights Agreement. However, as more fully described in the Summary of Rights attached to this letter, ten days after the announcement that a person or group has acquired 15% or more of EXAR's shares, or ten business days after the announcement that a person or group has commenced a tender offer the consummation of which would result in such person or group owning 15% or more of the shares (even if no purchases actually occur), the Rights will become exercisable, and separate certificates representing the Rights will be distributed. We expect that the Rights would begin to trade independently from EXAR's shares at that time. At no time will the Rights have any voting power.

     In adopting the Plan, we have expressed our continued confidence in the future and our determination that you, our stockholders, be given every opportunity to participate fully in that future.

                                   On behalf of the Board of Directors,



                                   George D. Wells
                                   President and Chief Executive Officer